Exhibit 99.3

CENOVUS ENERGY INC.

NOTICE OF GUARANTEED DELIVERY

(Not to be used for Signature Guarantee)

US $1,200,000,000 aggregate principal amount of 4.25% Senior Notes due 2027

US $   700,000,000 aggregate principal amount of 5.25% Senior Notes due 2037

US $1,000,000,000 aggregate principal amount of 5.40% Senior Notes due 2047

As set forth in the Prospectus Supplement dated November 8, 2017 (the “Prospectus Supplement”) to the short form base shelf prospectus dated October 10, 2017 (the “Base Prospectus” and together with the Prospectus Supplement, the “Prospectus”) of Cenovus Energy Inc. (the “Corporation”) in the section entitled “Exchange Offer Procedures — Guaranteed Delivery Procedures” and in the accompanying Letter of Transmittal (the “Letter of Transmittal”) and Instruction 2 thereto, this form or one substantially equivalent hereto must be used to accept the Corporation’s offer to exchange (the “Exchange Offer”) US$1,200,000,000 aggregate principal amount of new 4.25% Senior Notes due 2027, US$700,000,000 aggregate principal amount of new 5.25% Senior Notes due 2037, and US$1,000,000,000 aggregate principal amount of new 5.40% Senior Notes due 2047 (collectively, the “New Notes”), in each case, that have been registered under the U.S. Securities Act of 1933, as amended, for a like principal amount of the Corporation’s outstanding unregistered 4.25% Senior Notes due 2027, the Corporation’s outstanding unregistered 5.25% Senior Notes due 2037, and the Corporation’s outstanding unregistered 5.40% Senior Notes due 2047, respectively (collectively, the “Initial Notes”), if certificates representing any of the Initial Notes are not immediately available or time will not permit such holder’s Initial Notes or other required documents to reach The Bank of New York Mellon, in its capacity as the exchange agent in connection with the Exchange Offer (the “Exchange Agent”), or complete the procedures for book-entry transfer, prior to 5:00 p.m., New York City time, on the Expiration Date (as defined in the Prospectus). This form may be delivered by hand or sent by overnight courier, facsimile transmission or registered or certified mail to the Exchange Agent and must be received by the Exchange Agent prior to 5:00 p.m., New York City time, on December 11, 2017.

Delivery to the Exchange Agent, The Bank of New York Mellon:

The Bank of New York Mellon

c/o The Bank of New York Mellon Corporation

Corporate Trust Operations — Reorganization Unit

111 Sanders Creek Parkway

East Syracuse, NY 13057

E-mail: CT_REORG_UNIT_INQUIRIES@BNYMELLON.COM

Telephone: 315-414-3349

Fax: 732-667-9408

DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY

This form is not to be used to guarantee signatures. If a signature on a Letter of Transmittal is required to be guaranteed by an “Eligible Institution” under the instructions thereto, such signature guarantee must appear in the applicable space provided in the signature box on the Letter of Transmittal.

Ladies and Gentlemen:

The undersigned hereby tenders to the Corporation the principal amount of Initial Notes listed below, upon the terms of and subject to the conditions set forth in the Prospectus and the Letter of Transmittal and the instructions thereto, receipt of which is hereby acknowledged, pursuant to the guaranteed delivery procedures set forth in the Prospectus, as follows:

Series of Notes	Certificate(s) No(s).	Aggregate Principal Amount Represented By Certificate(s)	Principal Amount Tendered*
4.25% Senior Notes due 2027
5.25% Senior Notes due 2037
5.40% Senior Notes due 2047

*	All tenders of Initial Notes must be in minimum denominations of US$2,000 and integral multiples of US$1,000 thereafter.

This Notice of Guaranteed Delivery must be signed by the undersigned exactly as its name appears on certificates for Initial Notes or on a security position listing as the owner of Initial Notes, or by person(s) authorized to become the holder(s) of such Initial Notes by endorsements and documents transmitted with this Notice of Guaranteed Delivery. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer or other person acting in a fiduciary or representative capacity, such person must set forth his or her full title below.

Principal Amount Tendered (must be in minimum denominations of US$2,000 and integral multiples of US$1,000 thereafter):

Certificate(s) No(s). (if available):

Total Principal Amount Represented by Initial Note Certificate(s):

The Depository Trust Company Account Number (if the Initial Notes will be tendered by book-entry transfer):

Signature:

Name of Registered Holder:

Address of Registered Holder:

Date:

GUARANTEE OF DELIVERY

(Not to be used for signature guarantee)

The undersigned, a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office in the United States, or otherwise an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended, guarantees that, within three New York Stock Exchange trading days after the Expiration Date, a properly completed and validly executed Letter of Transmittal (or a facsimile thereof), together with certificates representing Initial Notes tendered hereby in proper form for transfer (or confirmation of the book-entry transfer of such Initial Notes into the Exchange Agent’s account at The Depository Trust Company pursuant to the procedures for book-entry transfer set forth in the Prospectus under the caption “Exchange Offer Procedures — Procedures for Tendering”) and all other documents required by the Letter of Transmittal will be deposited by the undersigned with the Exchange Agent at its address set forth above.

The institution that completes this form must communicate the guarantee to the Exchange Agent and must deliver the Letter of Transmittal and Initial Notes to the Exchange Agent within the time period shown herein. Failure to do so will result in a financial loss to the undersigned.

Name of Firm	Authorized Signature

Address	Title

Name
Zip Code		(Please Type or Print)

Name

Area Code and Tel. No.

Dated

NOTE: DO NOT SEND CERTIFICATES REPRESENTING INITIAL NOTES WITH THIS FORM. CERTIFICATES REPRESENTING INITIAL NOTES SHOULD BE SENT ONLY WITH A LETTER OF TRANSMITTAL.